FILE NO. 82-4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ [redacted] May 24, 2002

02034719

02 JUN -7

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 16

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/1741 dated the May 24, 2002 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

dw 6/18

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/ 1741 May 24, 2002

Dear Sir,

CLOSURE OF BANK'S REGISTER OF SHAREHOLDERS
PAYMENT OF DIVIDEND FOR THE ACCOUNTING YEAR ENDING ON THE 31ST MARCH, 2002

We have to advise that the Register of shareholders of our Bank will be closed for transfer of shares for payment of dividend for 2001-02, if any, from Tuesday, the 16th July, 2002 to Wednesday, the 31st July, 2002, both days inclusive. The relevant particulars as required are furnished in the enclosure.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FORMAT FOR THE INTIMATION OF BOOK CLOSURE/RECORD DATE

Date: 24th May, 2002

The Stock Exchange,
MUMBAI

ATTN: CORPORATE RELATIONSHIP DEPARTMENT

NAME OF THE COMPANY : STATE BANK OF INDIA

Security Code	Type of Security & Paid-up value	Book Closure From	To	Purpose
112	Equity Shares Rs.526,29,88,780.00	16.07.2002	31.07.2002	Payment of dividend, if any, to be decided by the Bank's Central Board's meeting to be held on the 20th June, 2002

(Arun Kumar)
General Manager
(Shares & Bonds)

NOTICE

STATE BANK OF INDIA,
CENTRAL OFFICE,
MUMBAI - 400 021.
MAY 07, 2002
VYSK 17, 1924 (S)

Notice is hereby given that the Register of Shareholders of the State Bank of India, will be closed for transfer of shares for payment of dividend for 2001-2002, if any, from Tuesday, the 16th July, 2002 to Wednesday, the 31st July, 2002, both days inclusive.

(JANKI BALLABH)
CHAIRMAN

vk\notice.doc/9

सूचना

भारतीय स्टेट बैंक
केन्द्रीय कार्यालय
मुंबई - 400 021

07 मई, 2002
17 वैशाख 1924 शक

एतदद्वारा यह सूचित किया जाता है कि भारतीय स्टेट बैंक का शेयरधारक रजिस्टर वर्ष 2001-2002 के लाभांश का भुगतान, यदि कोई है, करने के लिए, मंगलवार 16 जुलाई, 2002 से बुधवार 31 जुलाई, 2002 तक की अवधि के लिए, शेयरों के अंतरण हेतु बन्द रहेगा

जानकी बल्लभ

(जानकी बल्लभ)
अध्यक्ष